ELITE ARTZ, INC
                 4950 W. Craig Road, Suite 3-235
                        Las Vegas NV 89130

June 28, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 5th  Street N.W.
Mail Stop 03-05
Washington DC 20549

RE:   Elite Artz, Inc.
      Amendment No.1 to Form SB-2 filed on April 29, 2005
      File No. 333-121663
      Response to Comments

Dear Mr. Webb:

Please find the following responses to your comments of May 20, 2005 to the above referenced filing. We have also forwarded 2 -redlined copies of our second amended SB-2 which was revised in response to your comments.

Dilution, page 10
-----------------
Dilution to new investors, page 10
----------------------------------

1. We reissue prior comment 15. Refer to the last sentence of the second paragraph. It appears that the percentage increase in the book value to present shareholders is incorrect. Please advise or revise.

Response 1: We have revised the entire dilution section based on the updated financials. Hopefully, this time we did the math correctly for the percentage increase in book value to present shareholders.

Selling Shareholders, page 12.
-----------------------------

2. We reissue prior comment 17. Please also provide (if one percent or more) the percentage owned by each security holder after completion of your offering as well as the selling shareholder offering.

Response 2. We have so revised by adding another column (and footnote) disclosing the percentage owned by selling shareholders after completion of our offering AND selling shareholder offering.

Note 2 - Summary of Significant Accounting Policies, page F-7
-------------------------------------------------------------

4. We note your response to our prior comment 25 and your revised accounting policy for investments in equity securities. We reissue our comment in part. In your response it appears you mistyped part of our comment by replacing the word "decline" with "deadline" . Therefore , please revise your accounting policy disclosure to specifically state how you assess for impairment of securities, including when a decline (unrealized loss) in value is deemed "other than temporary" for which a writedown is reflected in earnings as a realized loss as required by paragraph 16 of SFAS 115. Refer to EITF 03-31 and SAB topic 5M for guidance.

Response 4. We apologize for the typo and have revised our accounting policy disclosures for our investments in equity securities by adding the following to our previous disclosure under 3. AVAILABLE FOR SALE SECURITIES: "The Company assesses for impairment by considering reliable information regarding the issuer including their financial reports as well as the price of the securities in the market over a period of time."

5. In addition, your revised policy states that "permanent" unrealized decreases in value are expensed. Please revise this to state "other than temporary," in accordance with SFAS 115.

Response 5: We have so revised.

Note 3 - Available-For-Sale Securities, page F-8
--------------------------------------------------

6. In your plan of operations for the next 12 months on pages 28 and 29, you state that you will have sufficient funds for operations over the next 12 months if you are able to sell your available for sale securities. We note that iMedia shares were trading at approximately $1.15 per share at December 31, 2004 and have subsequently declined in value. Recently, they have trading at approximately $0.84 per share, which is approximately 60% less than your cost of $2.25 per share. We also note from iMedia's 2004 10-KSB that their independent auditor has substantial doubt about their ability to continue as a going concern due to significant losses from operations and dependence on obtaining additional financing. Therefore, please tell us and revise note 3 to disclose, as of the date of the most recent balance sheet, the reliable information you considered (both positive and negative) in reaching the conclusion that the impairment is not other than temporary. See paragraph 21 of EITF 03-01 for guidance. In the absence of positive supporting evidence that is contrary to the negative factors cited above, you should consider an other-than -temporary write-down reflected in earnings as a realized loss in the updated unaudited interim financial statements to filed in an amendment to the Form SB-2. Please advise ore revise accordingly.

Response 6. We have determined that there is not enough positive supporting evidence that is contrary to the negative factors you cited, and therefore the impairment is other-than-temporary and is reflected in earnings as a loss in our updated interim financial statements. In addition, we have reevaluated our impairment at December 31, 2004 and have determined we placed too much value on the potential of the iMedia securities to reverse the decline in value and that the financial condition of iMedia is uncertain; we have revised our year end financials to show the impairment as other than temporary and made the necessary revisions to the balance sheet and the statements of operations, stockholders' equity and cash flows.

Other
-----

7. The financial statements should be updated, as necessary, to comply with Rule 3-10(g) of Regulation SB at the effective date of the Registration Statement.

Response 7: We have included unaudited quarterly statements as of March 31, 2005. We have also revised our audited financial statements as of December 31, 2004 in response to your comments.

8.  Provide a currently dated consent from the independent public accountant.

Response: We have provided a currently dated consent.


In addition the Company acknowledges that:

       . the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

       . staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with
          respect to the filing;   and

       . the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact our attorney, James Barber, Esq. should you have any additional comments or questions. His facsimile is 801-364-3406; his telephone is 801-364-6500. Please fax any written comments to Mr. Barber at his facsimile number as well as to his legal assistant, Terri Jackson, at 518-355-6945.

Sincerely,

/s/ David Cartisano
President Elite Artz, Inc.